SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                               ______________

                                SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   Centennial HealthCare Corporation
                            (Name of Issuer)

                     Common Stock, $.01 par value
                    (Title of class of securities)

                              150937-10-0
                            (CUSIP number)

                         Paul A. Quiros, Esq.
              Nelson Mullins Riley & Scarborough, L.L.P.
                      999 Peachtree Street, N.E.
                             Suite 1400
                        Atlanta, Georgia 30309
                             (404) 817-6000
            (Name, address and telephone number of person authorized to receive notices and communications)

                              July 2, 1997
       (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].









                     (Continued on following pages)
                           (Page 1 of 5 Pages)

                                                                 SCHEDULE 13D



CUSIP NO.  150937-10-0        13D            PAGE 2 OF 5 PAGES


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     J. Stephen Eaton

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)             [ ]
                                                      (b)             [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF           7    SOLE VOTING POWER
SHARES                   1,170,661
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY                 0
EACH                9    SOLE DISPOSITIVE POWER
REPORTING                1,170,661
PERSON WITH         10   SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,170,661

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                    [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.3%

14   TYPE OF REPORTING PERSON*
     IN

                     CENTENNIAL HEALTHCARE CORPORATION
                          (CUSIP NO. 150937-10-0)


ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Centennial HealthCare Corporation, a Georgia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346. All of the share numbers in this Schedule 13D reflect the .6897-for-1.0 reverse stock split which was effective on July 2, 1997.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) This statement is filed on behalf of J. Stephen Eaton. Mr. Eaton is referred to herein as the "Reporting Person."

     (b) The principal business address of the Reporting Person is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

     (c) The Reporting Person is the President, Chairman of the Board and Chief Executive Officer of the Issuer. The principal business of the Issuer is providing long-term health care services.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person currently owns 1,120,371 shares of Common Stock (not including 50,290 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days), which were acquired as follows: 997,479 shares from the Issuer in March 1989 with personal funds in the approximate amount of $14,463; 6,365 shares in a private transaction from two shareholders of the Issuer in October 1994 with personal funds in the approximate amount of $59,995; 111,527 shares from the Issuer in January 1996 as a dividend; and 5,000 shares from the Issuer on July 2, 1997 with personal funds in the approximate amount of $80,000.

ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Person acquired the shares of Common Stock for investment purposes. Although the Reporting Person presently has no plans or proposals to acquire additional securities of the Issuer, the Reporting Person may acquire additional securities of the Issuer in the future. The Reporting Person does not presently have any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person currently beneficially owns 1,170,661 shares of the Issuer's Common Stock, including 50,290 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days, representing approximately 10.3% of the currently outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 11,393,664 shares, including 11,343,374 shares currently outstanding, plus 50,290 shares purchasable by the Reporting Person upon exercise of stock options that are currently exercisable or will become exercisable within 60 days.

     (b) The Reporting Person has the sole power to vote and dispose of all 1,170,661 shares of Common Stock reported as beneficially owned in this
Schedule 13D.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Reporting Person and certain other shareholders (together, the "Rights Holders"), are entitled to certain rights with respect to the registration under the Securities Act of 1933, as amended, of some or all of their shares of Common Stock. These rights are provided under the terms of a Registration Rights Agreement dated as of December 31, 1995, as amended by a First Amendment to Registration Rights Agreement dated as of January 31, 1997 (together, the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer granted the Rights Holders demand and piggyback registration rights, subject to certain limitations, terms and conditions.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              July 17, 1997
                              (Date)



                              /s/ J. Stephen Eaton
                              J. Stephen Eaton